UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN SNT Co., Ltd.

(Dohwa-dong), 45 Maop-daero, Mapo-gu

Seoul, Korea 121-716

Attention: Young Hwa Kim

+82-2-707-9137

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN SNT Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,396,283
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,396,283
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,283
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%*
14.	Type of Reporting Person (See Instructions) CO

* Based on 144,617,762 shares outstanding as of February 14, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN Semiconductor Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN Steel Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,123,608
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,123,608
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%*
14.	Type of Reporting Person (See Instructions) CO

* Based on 144,617,762 shares outstanding as of February 14, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN GLS Co., Ltd.*
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,396,283 **
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,396,283 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,283 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% ***
14.	Type of Reporting Person (See Instructions) CO

* Formerly known as ILJIN C&S Co., Ltd.

** Represents Common Shares held by ILJIN SNT.

*** Based on 144,617,762 shares outstanding as of February 14, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Sae Kyoung Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 722,740
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 722,740
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 722,740
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%*
14.	Type of Reporting Person (See Instructions) IN

 * Based on 144,617,762 shares outstanding as of February 14, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Seoung Eun Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 614,333
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 614,333
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 614,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person (See Instructions) IN

 * Based on 144,617,762 shares outstanding as of February 14, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Chin Kyu Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,539,891 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,539,891 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,539,891 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2% **
14.	Type of Reporting Person (See Instructions) IN

* Consists of (i) 6,396,283 Common Shares held by ILJIN SNT and (ii) 1,123,608 Common Shares held by ILJIN Steel.

** Based on 144,617,762 shares outstanding as of February 14, 2024, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 15, 2024.

CUSIP No. 05156V102

AMENDMENT NO. 15 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares on April 8, 2019, Amendment No. 1 thereto filed on June 4, 2019, Amendment No. 2 thereto filed on November 13, 2019, Amendment No. 3 thereto filed on December 6, 2019, Amendment No. 4 thereto filed on December 9, 2019, Amendment No. 5 thereto filed on December 10, 2019, Amendment No. 6 thereto filed on December 18, 2019, Amendment No. 7 thereto filed on July 23, 2020, Amendment No. 8 thereto filed on October 9, 2020, Amendment No. 9 thereto filed on January 26, 2021, Amendment No. 10 thereto filed on January 27, 2021, Amendment No. 11 thereto filed on March 3, 2022, Amendment No. 12 thereto filed on January 6, 2023, Amendment No. 13 thereto filed on January 20, 2023 and Amendment No. 14 thereto filed on May 10, 2023 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following item of the Schedule 13D is hereby amended as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On March 20, 2024, Iljin SNT Co., Ltd. (“ILJIN”) delivered a letter to the Issuer’s management team and Board of Directors to express its concerns regarding the composition of the Issuer’s management team and the Issuer’s continued poor performance. In the letter, ILJIN urged the Board of Directors to revamp the Company’s management team and to rationalize the Company’s spending.

The foregoing description of the letter does not purport to be complete and is qualified in its entirety by reference to the full text of the letter, which is filed as Exhibit 99.1, and is incorporated herein by reference.

The Reporting Persons do not intend to engage in a control transaction, or any contested solicitation for the election of directors, with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

(a)-(b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 14 to Schedule 13D.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Letter to Management and Board of Directors, dated March 20, 2024

CUSIP No. 05156V102

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2024	ILJIN SNT CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN STEEL CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN GLS CO. LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

/s/ Chin Kyu Huh
Chin Kyu Huh

/s/ Sae Kyoung Huh
Sae Kyoung Huh

/s/ Seoung Eun Huh
Seoung Eun Huh